SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20594


                              SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                           (Amendment No. )*



                           Vanstar Corporation

                             (Name of Issuer)

                               Common Stock

                      (Title of Class of Securities)

                                92208M108

                              (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Capital Research and Management Company
     95-1411037

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)

                                                                    (b)

 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


              5   SOLE VOTING POWER

                  NONE


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  3,113,030
PERSON WITH


              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,113,030   Beneficial ownership disclaimed pursuant to Rule 13d-4


 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.0%


 12  TYPE OF REPORTING PERSON*

     IA


                 * SEE INSTRUCTION BEFORE FILLING OUT!

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     SMALLCAP World Fund, Inc.
     95-4253845

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)

                                                                    (b)

 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland


              5   SOLE VOTING POWER

                  2,504,342


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  NONE
PERSON WITH


              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,504,342


 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.8%


 12  TYPE OF REPORTING PERSON*

     IC


                 * SEE INSTRUCTION BEFORE FILLING OUT!

                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                              Schedule 13G
               Under the Securities Exchange Act of 1934


Amendment No.

Item 1(a)   Name of Issuer:
       Vanstar Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:
       1100 Abernathy Road
       Building 500
       Suite 1200
       Atlanta, GA  30328

Item 2(a)   Name of Person(s) Filing:
       Capital Research and Management Company and SMALLCAP World Fund,
       Inc.

Item 2(b)   Address of Principal Business Office:
       333 South Hope Street
       Los Angeles, CA  90071

Item 2(c)   Citizenship:   N/A

Item 2(d)   Title of Class of Securities:
       Common Stock

Item 2(e)   CUSIP Number:
       92208M108

Item 3   The person(s) filing is(are):

       (d)   [X]   Investment Company registered under Section 8 of the
            Investment Company Act.
       (e)    [X]   Investment Adviser registered under Section 203 of
            the Investment Advisers Act of 1940.

Item 4   Ownership

       Capital Research and Management Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 is deemed to be the beneficial owner of 3,113,030 shares or 7.0% of the 43,279,000 shares of Common Stock believed to be outstanding as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

       SMALLCAP World Fund, Inc., an investment company registered under the Investment Company Act of 1940, which is advised by Capital Research and Management Company, is the beneficial owner of 2,504,342 shares or 5.8% of the 43,279,000 shares of Common Stock believed to be outstanding.

       Shares reported by Capital Research and Management Company includes 765,200 shares resulting from the assumed conversion of 440,000 shares of the 6.75% Convertible Preferred 144A; and 147,820 shares resulting from the assumed conversion of 85,000 shares of the 6.75% Convertible Preferred Regulation D.


Item 5   Ownership of 5% or Less of a Class: [ ]

Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
       Company: N/A

Item 8   Identification and Classification of Members of the Group:  N/A

Item 9   Notice of Dissolution of the Group:  N/A

Item 10   Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

   Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        Date:          July 9, 1998 (For the period ended
                       December 31, 1997)


        Signature:     *Paul G. Haaga, Jr.

        Name/Title:    Paul G. Haaga, Jr., Executive Vice
                       President

                       Capital Research and Management Company


        Date:          July 9, 1998 (For the period ended
                       December 31, 1997)


        Signature:     *Vincent P. Corti

        Name/Title:    Vincent P. Corti, Vice President

                       SMALLCAP World Fund, Inc.

        *By

               James P. Ryan
               Attorney-in-fact

               Signed pursuant to a Power of Attorney dated June 17, 1998 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Research and Management Company on July 9, 1998 with respect to ABR Information Services, Inc.

                               AGREEMENT

                            Los Angeles, CA
                              July 9, 1998

  Capital Research and Management Company ("CRMC"), SMALLCAP World Fund, Inc. ("SCWF") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of Common Stock issued by Vanstar
Corporation.

  CRMC, SCWF state that they are each entitled to individually use
Schedule 13G pursuant to Rule 13d-1(c) of the Act.

  CRMC, SCWF are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.



                 CAPITAL RESEARCH AND MANAGEMENT COMPANY

                 BY:              *Paul G. Haaga, Jr.

                                   Paul G. Haaga, Jr., Executive
                                   Vice President
                                   Capital Research and Management
                                   Company


                 SMALLCAP WORLD FUND, INC.

                 BY:              *Vincent P. Corti

                                   Vincent P. Corti, Vice
                                   President
                                   SMALLCAP World Fund, Inc.


*By

     James P. Ryan
     Attorney-in-fact

     Signed pursuant to a Power of Attorney dated June 17, 1998 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Research and Management Company on July 9, 1998 with respect to ABR Information Services, Inc.